UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 19 June 2018

ASX RELEASE

19 June 2018

KAZIA RELEASES PRELIMINARY CANTRIXIL PHASE I DATA

Sydney, 19 June 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide an interim update to shareholders regarding its phase I clinical trial of Cantrixil (TRX-E-002-1) in relapsed or recurrent ovarian cancer.

The phase I study of Cantrixil commenced in December 2016 at five centres in the United States and Australia. It is designed in two parts: a dose escalation component (Part A), which seeks to understand the safety profile of the drug and to determine the maximum tolerated dose (MTD), and a dose expansion cohort (Part B), which seeks to explore initial signals of efficacy. Part A is expected to enroll between 3 and 42 patients, and Part B is expected to enroll 12 patients. The study is registered with clinicaltrials.gov as NCT02903771.

At the present time, the study has enrolled 10 patients in Part A. In general, the drug has encountered few dose-limiting toxicities and, as a result, most dosing cohorts have only required enrolment of a single patient, in line with the trial protocol, which has allowed the study to progress with a number of patients towards the lower extent of the forecast range.

Of the 10 patients recruited to date, 2 were withdrawn from the study prior to receiving treatment, generally on grounds of disease progression, reflecting the severity of this patient population. 3 of 5 patients evaluable for efficacy thus far have achieved ‘stable disease’ (SD) per RECIST criteria after 2 cycles of Cantrixil monotherapy. One patient demonstrated a ‘partial response’ (PR) after receiving Cantrixil in combination with chemotherapy. 3 patients have so far completed the full twenty-four weeks of dosing allowed for in the protocol.

The Data Monitoring Committee has recommended that additional patients should be enrolled to more fully understand the safety profile and to definitively determine the maximum tolerated dose, and the company has therefore continued Part A accordingly. It is now expected that Part A will conclude in the third calendar quarter of 2018, at which time Part B will commence. The Company expects to provide comprehensive data once Part A is complete.

Kazia CEO, Dr James Garner, commented, “we are pleased with the progress of the study to date. Our understanding of both the safety and potential efficacy of Cantrixil will evolve as the study progresses further, and we look forward to sharing additional data as it is determined.”

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing.